THE FLORIDA CANE DISTILLERY

Micro-distillery with the largest craft spirits portfolio in the nation

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floridacane.com   Tampa FL   [f] [○]   Alcohol   Retail   Main Street   Distillery   Lifestyle

Highlights

① ✨ Striving to establishing dominance in the Spirit industry as THE Florida Craft Spirit Company.

② 🏢 Located in a high foot traffic tourist district: Tampa received 30 million visitors in 2019.

③ 🏆 Widely reviewed 5-star Tasting & Tour experience: Retail margins exceed 70% on spirits.

④ 🥃 Largest craft spirits portfolio in the nation, with 32 independently successful SKU's established.

⑤ 🚚 Distribution established in Wal-Mart, Total Wine, ABC Liquors, Disney, Busch Gardens, & Sea World.

Our Team



Lee Nelson Owner

Started one of the earliest craft distilleries in Florida via a small P2P (crowdfunded) loan. Developed 5 distinct brands and opened Florida's 1st Craft Distillery tasting room. 20+ years of experience in Business Strategy.

These days, a product's scalability and efficacy trumps the most important measure-- quality. At the core, we want to reintroduce fresh Florida produce, Florida sugar cane, and American-made bottles. Our mission is to

These days, a product's scalability and efficacy trumps the most important measure-- quality. At the core, we want to reintroduce fresh Florida produce, Florida sugar cane, and American-made bottles. Our mission is to educate our customers and provide them with consistently superior spirits as a trusted brand.



Pat O'Brien Owner

Growth initiative leader responsible for expanding Florida Cane's on-premise and off-premise accounts. Sales Director for the Eastern United States for a large medical device sales company, overseeing a multimillion-dollar territory across 17 states.



Matt Baber Field Marketing Manager

Company sales growth manager with accounts landed in major restaurants in the area as well as retail accounts with Total Wine, Walmart, and ABC Fine Wine and Spirits. Certified Master Sommelier with 15+ years of experience in mixology.



Flora Kim Social Media and Digital Marketing Manager

Focuses the team's energies towards the ever-evolving goal of growing & refining the Florida CANE brand. Directs internal & external communications, administers the company's social media channels, and leads efforts to increase brand awareness.

Micro-distillery with the largest craft spirits portfolio in the nation.

WE PUT THE "CRAFT" IN CRAFT DISTILLING

At the Florida CANE Distillery, we're a team of craft spirit experts dedicated to creating a tasting experience that captures the Florida lifestyle. With fresh Florida produce and Florida sugar cane at the forefront, we've established **brand recognition, distribution, and pride of place as Florida's first EVER vodka tasting room.** Today, we're poised for exponential growth as the global craft spirit market booms—outpacing even craft beer with a CAGR of over 32%.



Sold in **100+** restaurants, liquor stores, and amusement parks.

5-Star rated on TripAdvisor, Yelp, and Google.

3X award winners, taking home the platinum, double gold, and gold in internationally renowned spirits competition.

The **1st** craft distillery tasting room in Florida state.

WE'VE MADE A NAME FOR OURSELVES

We don't settle for ordinary. **Our craft spirits can already be found in Wal-Mart, Total Wine, ABC Liquors, Disney, Busch Gardens, Sea World, & more** thanks to our exceptional distribution team and award-winning product.

WE'RE INDUSTRY TRAILBLAZERS

We wanted to create an end-to-end experience, where visitors to our distillery could taste our spirits, see our micro-distilling process, and buy their favorite SKUs to take home, but outdated Florida legislation initially prevented us from taking the leap...So we set out to change that. The result? **After yearly visits to the state capitol, we were officially licensed to become Florida's first craft distillery with a vodka tasting room.**



We successfully advocated for new Florida craft distilling legislation!

from left to right: Matt Baber, Pat O'Brien, Senator Hattersley, Lee Nelson

A STORY OF BOOTSTRAPPED SUCCESS

Florida CANE Distillery began in 2012 as a proof of concept company by two good friends, Lee Nelson and Pat O'Brien. Using a small business loan of $40,000, the pair established the company in an 800 Sq. Ft. warehouse and released our flagship product, Florida CANE Vodka, followed by a succession of flavored flagship product, Florida CANE Vodka, followed by a succession of flavored vodkas made with locally-sourced produce. By the end of 2014, they launched and developed a line of high-proof moonshines—Sunshine Moonshine—as well as an award-winning New World Gin—Tamiami Gin.



Lee and Pat advocated tirelessly for legislative reform that would pave the way for the establishment of Florida's first craft distillery with a vodka tasting room, resulting in press exposure and community support that led to increasing demand from large retail accounts and Florida based theme-parks. To keep up with the demand, the pair moved operations to a larger space in the historic Ybor City district of Tampa, Florida...And the rest is history!



Ybor City Facility Grand Opening Ceremony
from left to right: Pat O'Brien, Mayor Bob Buckhorn, Lee Nelson, and City Council Chairman Guido Maniscalco

THE CRAFT SPIRITS
MARKET IS BOOMING



*"Forget craft beer, **craft spirits** are the next big thing."*

Fortune Magazine

The craft spirits market is set to overtake the craft beer market, with the industry expected to reach revenues of more than $20 billion by 2023 at a CAGR of over 32%.

Craft Spirits Sales by Volume, 2012 - 2017



Sources: TTB, ACSA, IWSR, State ABC Boards, State Guilds, Team Analyses

AN EXPERIENCE LIKE NO OTHER

We take pride in perfecting every batch that we produce— from the selection of our ingredients to the production. Unlike large batch companies like Tito's, Ciroc, and Grey Goose who extract sugar from cheap grains, we opt for Florida-grown sugar cane: a more labor intensive, but purer form of sugar.



And it doesn't end there! To take it to the next level, we created and continue to utilize a custom charcoal filtration system made from coconut husks that removes the bitter flavors and impurities that exist in other spirit brands.

The Original Blueprints of our Custom-Built Charcoal Filtration System



OUR PRODUCT PORTFOLIO

We have the largest micro-distillery spirit portfolio in the nation, with 32 SKUs each marketed separately and independently successful.

El Encanto Rum - 40% (80 Proof)

Silver, Amber & Pineapple

Named after the historic building our distillery operates out of, **El Encanto Rum** is a one-of-a-kind rum that embodies the three different styles of rum.

We wanted to capture the essence of Jamaican, French & Spanish styles of Rum; thereby paying tribue to the rich tapestry of Caribbean immigrant communities whose vibrant cultures define Florida's cultural landscape.

Or, we're just super indecisive.

Florida CANE Vodka - 40% (80 Proof)

Premium, Orange, Strawberry, Lemon-lime, Vanilla, cherry, Pineapple, Jalapeno, & Seasonal Peppermint-Pomegranite

Cheers to the one that started it all:





Made from a neutral base of Florida sugar cane, **Florida CANE Vodka** is infused with the flavors of Florida.

Each variation is slowly dripped through our custom-built charcoal filtration system to ensure a crisp spirit without compensating the flavors that make it Floridian.

Tamiami Gin - 43% (86 Proof)

Artisan (New World), Barrel-Aged & Wine-Infused



One of our fundamental beliefs is to leverage the clean and crisp base that sugar cane offers by hand-selecting the ingredients we want to give prominence to.

That's why **Tamiami Gin** is formulated with just 4 botanicals: juniper, cucumber, tangerine and coriander.

As simple and impressive as the Tamiami Trail.

Red Drum Whiskey - 45% (90 Proof)

Bourbon & Rye



Every year, 52,000 travelers from near and far make their voyage to the Sunshine Skyway Bridge. Take a peek through the waves to see the locals who we attribute to be the inspiration for our whiskey: the Red Drum (Redfish).

Our **Red Drum Whiskeys** are the result of carefully selecting high-quality grain distillates and aging them in premium oak barrels. This product boasts a coppery gleam reminiscent of the sun-kissed waters of Tampa Bay that outshine even the Red Drum's reflective fish-scales.



New York World Wine Spirits Competition

Double Gold and Best White Rum Distinction

John BarleyCorn Awards

Double Gold, and Best Rum Distinction

San Francisco World Spirits Competition

Gold

SIP Awards

Platinum

PARTNERING WITH US IS A WIN-WIN

One of the reasons we have so many key partnerships already established is our attractive incentives program. Our partners get:



Menu Development

Originally developed for Florida's well-known theme parks, every account with a Menu item placement will have access to our custom craft cocktail items.



Tasting Room Experience

With our partnership, we offer various programs such as: hands-on training, private team-build tours and guided cocktail classes.



White Label Services

Our team of craft spirit professionals will guide every customer through Name & Story Creation, Logo & Brand Design, Label & Package Design, and the required State and Federal Licensing and Brand Registration. With below-industry minimum batch sizes of only 200 cases, we offer turn-key solutions.



Unique Draft Cocktails

Stand out from the crowd with our unique Draft Craft Cocktail program that is consistent, scale-able, and profitable for participating bars.



Love from Local Influencers

Through event collaboration, you will have access to our network of influencers - for use towards your marketing efforts.

WE HAVE MULTIPLE REVENUE STREAMS

We've successfully established multiple streams of revenue to ensure our continued success. These include:

White Label

We've developed and produced a number of custom, white label bottles for various accounts. Our most successful project is the **i31 Whiskey** —the house whiskey for the Irish 31 restaurant group, which has now grown to 6 locations.



Distilling Classes

We offer the nation's only **distilling class.** Our small classes that span a 3-week period allow us to dive deep into the topics that people want to understand—like how to make whiskey, vodka, gin and rum. The class always sells out in days, and the graduates



Hand Sanitizer

As we watched the industry landscape change in the face of COVID-19, we realized that we would need to **adapt quickly**. We saw the tremendous demand for disinfecting products and applied our process to make a hand sanitizer that met the strict requirements of the WHO. We immediately locked down a few large contracts, built out a website for online ordering, and converted half of our tasting room to a shipping, fulfillment, and distribution center with a pickup window.



COMMUNITY IS PART OF OUR MOTTO

In the wake of COVID-19, we were able to supply both our local community and hard-hit areas like New York, New Orleans, Puerto Rico and the Bahamas with our sanitizing products. In addition, we donated a large portion of each batch to local first responders, nonprofits, and vulnerable communities throughout the Tampa Bay area. This pivot allowed us to retain our staff and pay our bills.



We've partnered with a local cosmetic company to produce an FDA-approved gel sanitizer, **sold nationwide** through our website platform and on Amazon (this enables us to produce sanitizer long-term for supplementary revenue!)

We're expanding beyond the Florida market using **LibDib**, a California based direct-to-consumer spirits wholesaler, and a network of craft spirit brokers, to push into new markets in CA, IL, WI, CO, and NY.

Our partnership with LibDib in San Francisco



WE'VE PROVEN TRACTION

The Florida CANE Distillery began in 2012 with 2 people, a 26 Gallon still, and a small storage facility. Over the years, we've added:



A new **225 gallon still**, increasing distilling capacity by **2X**

8 Staff Members

3 New Revenue Channels

A **2,000 sq. ft.** Offsite Warehouse

100+ Distribution Partners

Our Traction

2016 to 2020 YTD

$125K	$261K	$333K	$446K	$530K
2016	2017	2018	2019	2020

(YTD)

THE FUTURE IS BIG FOR FLORIDA CANE

We've established growth, but we're not stopping here! Our long-term goal is to have a state-wide network of small, interactive, consumer facing nanodistilleries, each featuring highly specialized, small-scale spirit production.

